UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETROBRAS ANNOUNCES REDEMPTION PRICES FOR TWO SERIES OF NOTES

RIO DE JANEIRO, BRAZIL – May 1, 2018 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces that its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”) has delivered notices to holders in connection with its redemption of the outstanding 4.875% Global Notes due 2020 (“4.875% Notes”) and 5.75% Global Notes due 2020 (“5.75% Notes” and, together with the 4.875% Notes, the “Notes”) announcing the redemption prices for the Notes. The redemption date for the Notes will be May 3, 2018 (“Redemption Date”).

Title of Security	CUSIP	ISIN	Aggregate Principal Amount to be Redeemed	Make-Whole Premium(1)	Interest(1)	Redemption Price(1)
4.875% Global Notes due 2020	71647NAH2	US71647NAH26	US$380,543,000	US$39.32	US$6.23(2)	US$1,045.55
5.75% Global Notes due 2020	71645WAP6	US71645WAP68	US$938,684,000	US$49.18	US$16.45(3)	US$1,065.63

_________________________________________________________

(1) Per US$1,000. Figures have been rounded for ease of presentation.
(2) Accrued interest on the principal amount from March 17, 2018 to (but not including) the Redemption Date.
(3) Accrued interest on the principal amount from January 20, 2018 to (but not including) the Redemption Date.

Payment on the Notes will be made prior to 3:00 pm New York time on the business day preceding the Redemption Date by credit to the account of The Bank of New York Mellon (the “Trustee”), the trustee and paying agent for the Notes.

For the 4.875% Notes, the Trustee will cause funds to be paid to The Depository Trust Company for further payment to its participants in the aggregate amount of US$397,876,275.51 (or approximately US$1,045.55 per US$1,000 principal amount of the 4.875% Notes), which constitutes the redemption price of the 4.875% Notes. The redemption price includes accrued and unpaid interest on the principal amount of the 4.875% Notes from March 17, 2018 to (but not including) the Redemption Date in the amount of US$2,370,465.77 (or approximately US$6.23 per US$1,000 principal amount of the 4.875% Notes) and a make-whole premium of US$14,962,809.74 (or approximately US$39.32 per US$1,000 principal amount of the 4.875% Notes).

For the 5.75% Notes, the Trustee will cause funds to be paid to The Depository Trust Company for further payment to its participants in the aggregate amount of US$1,000,293,863.58 (or approximately US$1,065.63 per US$1,000 principal amount of the 5.75% Notes), which constitutes the redemption price of the 5.75% Notes. The redemption price includes accrued and unpaid interest on the principal amount of the 5.75% Notes from January 20, 2018 to (but not including) the Redemption Date in the amount of US$15,442,655.53 (or approximately US$16.45 per US$1,000 principal amount of the 5.75% Notes) and a make-whole premium of US$46,167,208.05 (or approximately US$49.18 per US$1,000 principal amount of the 5.75% Notes).

On the Redemption Date, the redemption prices, including accrued and unpaid interest, will become due and payable. Interest on the Notes will cease to accrue on and after the Redemption Date. Upon the redemption, the Notes will cease to be listed on the New York Stock Exchange and the Notes and the related guarantees by Petrobras will be cancelled and any obligation thereunder extinguished.

Because the 4.875% Notes and the 5.75% Notes are held in book-entry form, payment of the redemption prices will be made directly to the registered holders.

For more information, please contact PGF by contacting Larry Carris Cardoso, Finance Department, Loans and Financing Administration General Manager (telephone: +55 (21) 3224-1510/3224-9947; fax: +55 (21) 3224-1401; e-mail: petroinvest@petrobras.com.br) if you have any questions regarding this notice.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Loans and Financing Administration General Manager